FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NUMBER 333-142934
September 23, 2014

Nordic Investment Bank

US$500,000,000 2.25% Global Notes due September 30, 2021

Final Term Sheet

Final Terms and Conditions as of September 23, 2014

Issuer:	Nordic Investment Bank (NIB)
Anticipated Ratings:	Aaa by Moody’s Investor Service AAA by Standard & Poor’s
Size:	US$500,000,000 SEC Registered Global
Coupon:	2.25% per annum, on a semi-annual basis
Interest Payment Dates:	March 30 and September 30 in each year, starting on March 30, 2015.
Maturity:	September 30, 2021
Settlement:	September 30, 2014
Public Offering Price:	99.339%
Benchmark:	UST 2.00% August 31, 2021
Benchmark Yield:	2.237%
Lead Managers:	Crédit Agricole Corporate and Investment Bank, Merrill Lynch, Pierce, Fenner & Smith Incorporated and SEB Securities, Inc.
Denominations:	US$200,000 and integral multiples of US$1,000 thereafter
Use of Proceeds:	The proceeds are to be used for financing selected loans to projects which are considered to enhance the environment in NIB’s member countries. NIB has established a framework that allows for funds raised through issuances of NIB Environmental Bonds to be directed to its environmental lending projects which qualify as eligible under the framework if they satisfy strict internal environmental sustainability criteria and are aimed at (but not limited to) reducing emissions to air by promoting energy efficiency, renewable energy, public transport solutions and recycling; and reducing discharges to water by improving wastewater treatment. Payment of principal of and interest on the Notes is made solely on the credit standing of NIB as a single institution and is not directly linked to the performance of environmental lending projects.

The Notes are expected to be listed on the Regulated Market of the Luxembourg Stock Exchange.

The following information of Nordic Investment Bank and regarding the securities is available from the SEC’s website and accompanies this free writing prospectus:

http://www.sec.gov/Archives/edgar/data/357024/000119312514349273/0001193125-14-349273-index.htm

http://www.sec.gov/Archives/edgar/data/357024/000119312514193792/0001193125-14-193792-index.htm

http://www.sec.gov/Archives/edgar/data/357024/000119312513218392/0001193125-13-218392-index.htm

http://www.sec.gov/Archives/edgar/data/357024/000119312512223968/0001193125-12-223968-index.htm

http://www.sec.gov/Archives/edgar/data/357024/000095012307007416/0000950123-07-007416-index.htm

http://www.sec.gov/Archives/edgar/data/357024/000095012307007530/0000950123-07-007530-index.htm

http://www.sec.gov/Archives/edgar/data/357024/000095012311046172/0000950123-11-046172-index.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at +1-800-294-1322 (toll free) or SEB Securities, Inc. at +1-212-692-4794.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.